                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

            811-7704                                  May 31, 2004

2.    State Identification Number:

AL   --              AK   60039730        AZ   20205           AR   60008428        CA   505-6972        CO   IC-93-06-160

CT   214160          DE   339             DC   60009385        FL   Exempt          GA   SC-19938        HI   --

ID   49355           IL   0354157         IN   93-0319 IC      IA   I-41482         KS   1998S0001357    KY   60005040

LA   92848           ME   2-13755         MD   SM19981147      MA   --              MI   924329          MN   R-36652.1

MS   MF-98-08-129    MO   1993-00496      MT   39119           NE   35,612          NV   --              NH   --

NJ   BEM-1167        NM   4944            NY   --              NC   3181            ND   V578            OH   37245

OK   SE-2081948      OR   1995-665        PA   93-05-025MF     RI   --              SC   MF11533         SD   15702

TN   RM03-3410       TX   C-56104         UT   004-8656-45     VT   5/07/98-01      VA   116961          WA   60020838

WV   BC-30438        WI   349089-03       WY   18237           PUERTO RICO               S-19466

Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - ALL EQUITY PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

            811-7704                                  May 31, 2004

2.    State Identification Number:

AL   --              AK   60036878        AZ   13076           AR   60008422        CA   505-6972        CO   IC-93-06-160

CT   214153          DE   3149            DC   60009290        FL   Exempt          GA   SC-19938        HI   --

ID   45975           IL   0354157         IN   93-0319 IC      IA   I-34553         KS   1996S67         KY   60005040

LA   92848           ME   202648          MD   SM19950826      MA   95-0438         MI   928265          MN   R-36652.1

MS   MF-95-07-106    MO   93-00496        MT   33571           NE   29,687          NV   --              NH   --

NJ   BEM-1167        NM   11440           NY   S 27 32 26      NC   3181            ND   N129            OH   37245

OK   SE-2081945      OR   1995-665        PA   93-5-025MF      RI   --              SC   MF9250          SD   6517

TN   RM03-3410       TX   C-48139         UT   004-8656-45     VT   7/24/95-14      VA   116961          WA   60014080

WV   BC-30438        WI   303932-03       WY   18237           PUERTO RICO               S-16021

Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - BALANCED PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]

1.    Investment Company Act File Number:       Date examination completed:

            811-7704                                  May 31, 2004

2.    State Identification Number:

AL   --              AK   60036879        AZ   13077           AR   60008421        CA   505-6972        CO   IC-93-06-160

CT   214151          DE   3150            DC   60009291        FL   Exempt          GA   SC-19938        HI   --

ID   45978           IL   0354157         IN   93-0319 IC      IA   I-34554         KS   1996S69         KY   60005040

LA   92848           ME   202647          MD   SM19950827      MA   95-0423         MI   928267          MN   R-36652.1

MS   MF-95-07-083    MO   93-00496        MT   33573           NE   29,680          NV   --              NH   --

NJ   BEM-1167        NM   15784           NY   --              NC   3181            ND   N130            OH   37245

OK   SE-2081946      OR   1995-665        PA   93-5-025MF      RI   --              SC   MF9261          SD   6516

TN   RM03-3410       TX   C-48129         UT   004-8656-45     VT   7/24/95-13      VA   116961          WA   60014088

WV   BC-30438        WI   303935-03       WY   18237           PUERTO RICO          S-16019

Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - CONSERVATIVE PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]

1.    Investment Company Act File Number:       Date examination completed:

                  811-7704                            May 31, 2004

2.    State Identification Number:

AL   --              AK   60034922        AZ   13078           AR   60008420        CA   505-6972        CO   IC-93-06-160

CT   214152          DE   3151            DC   60009292        FL   Exempt          GA   SC-19938        HI   --

ID   45976           IL   0354157         IN   93-0319 IC      IA   I-34555         KS   1996S68         KY   60005040

LA   92848           ME   202646          MD   SM19950820      MA   95-0424         MI   928267          MN   R-36652.1

MS   MF-95-07-080    MO   1993-00496      MT   33572           NE   29,681          NV   --              NH   --

NJ   BEM-1167        NM   15782           NY   S 27 32 28      NC   3181            ND   N131            OH   37245

OK   SE-2081947      OR   1995-665        PA   93-5-025MF      RI   --              SC   MF9260          SD   6518

TN   RM03-3410       TX   C-48130         UT   004-8656-45     VT   7/24/95-15      VA   116961          WA   60014083

WV   BC-30438        WI   303933-03       WY   18237           PUERTO RICO               S-16002

Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - GROWTH PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
          WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2004, and for the period from November 1, 2003 through May 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004, and for the period from November 1, 2003 through May 31, 2004, with respect to securities reflected in the investment accounts of the Funds.


Schwab Capital Trust


/s/ Evelyn Dilsaver
---------------------------------------
Evelyn Dilsaver
President and Chief Executive Officer


/s/ Tai-Chin Tung
---------------------------------------
Tai-Chin Tung
Treasurer and Principal Financial Officer

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Schwab Capital Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio, and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2004 (without prior notice to management) and with respect to agreement of security purchases and sales, for the period from November 1, 2003 through May 31, 2004:

- Review of the Funds' underlying mutual fund investments at May 31, 2004 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Funds' custodian on such date;

- Confirmation of CSC's omnibus accounts for the underlying mutual fund investments at May 31, 2004 with Boston Financial Data Services ("BFDS");

- Review of CSC's reconciliation of their books and records of the omnibus accounts for the underlying mutual fund investments to the books and records of BFDS, at May 31, 2004, in all material respects;

- Agreement of each Funds' underlying mutual fund investments at May 31, 2004 recorded on the books and records of the Funds to the books and records of CSC.

- Confirmation with BFDS of total shares purchased and total shares redeemed for a sample of separate days during the period from November 1, 2003 through May 31, 2004, related to CSC's omnibus accounts for the underlying mutual fund investments.

- Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from November 1, 2003 through May 31, 2004 from the books and records of the Funds to the books and records of CSC.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004 with respect to mutual fund investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
---------------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
July 27, 2004


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